

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail
Mr. Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

> **Re:** **Vodafone Group Public Limited Company.**
> **Form 20-F for the fiscal year ended March 31, 2011**
> **Filed June 17, 2011**
> **File No. 1-10086**

Dear Mr. Halford:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2011
Notes to the consolidated financial statements

28. Contingent Liabilities

Legal proceedings, page 122

1. We note that on July 22, 2010 you settled the case with HMRC for £1.25 billion. Tell us how you accounted for the settlement in 2010 and whether in prior periods you have recognized a provision related to this litigation.

2. Refer to the litigation with the government of India with respect to the £1.6 billion tax bill over your acquisition of mobile assets located in India. Tell us whether in fiscal year 2011 or in prior periods you have recognized a provision related to this litigation (including related

penalties.) If you have not recognized a provision for this litigation, tell us why not. In your response address paragraphs 14-26 of IAS 37.

3. In addition, tell us in detail how you considered the disclosure requirements of paragraph 86 of IAS 37. In view of the deposit and guarantee required by the Supreme Court, it appears to us that the possibility of an outflow is not remote. In your next periodic filing, please either disclose an estimate of the financial effect of the litigation (including related penalties) or if you continue to be unable to quantify the financial effect, please explain to us the procedures you undertake to attempt to develop an estimate for disclosure, the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

4. Refer to the last paragraph of this note. Tell us whether you have recognized a provision in connection with the acquisition of Essar's offshore holding in VEL. If you have not recognized a provision for this litigation, addressing paragraphs 14-26 of IAS 37 tell us why not.

Financial statements of Cellco Partnership (d/b/a Verizon Wireless)

Report of Independent Public Registered Accounting Firm, page B-30

5. Revise to electronically sign the auditor's report.

Note 13 Commitments and Contingencies, page B-28

6. We note that the Partnership is subject to lawsuits and other claims which are subject to many uncertainties and that outcomes are not predictable with assurance. We also note your assertion that the potential effect of any of these claims or lawsuits may be material to the financial statements of the Partnership. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director